Exhibit 21.1

Subsidiaries of Peak Resources LP

Entity Name	Jurisdiction of Organization
Peak Exploration & Production, LLC	Delaware
Peak BLM Lease LLC	Delaware
Peak Powder River Acquisitions, LLC	Delaware
Peak Powder River Resources, LLC	Wyoming
Peak Energy Operating #2, LLC	Colorado
Willow Springs Development, LLC	Colorado
Peak Exploration & Production, Inc.	Delaware